NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

January 24, 2008

VIA EDGAR
H. Christopher Owings and Blair F. Petrillo
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Amendment No. 3 to Registration Statement on Form S-3 (File No. 333-142478)
Amendment No. 3 to Registration Statement on Form S-3 (File No. 333-141659)

Mr. Owings and Ms. Petrillo:

     Nitches, Inc. ("we," "our," "us" or the "Company"), has filed through EDGAR, Pre-Effective Amendment No. 3 to each of the above-referenced registration statements (the "Registration Statements"). The Company filed a Pre-Effective Amendment No. 2 to each of the Registration Statements on January 9, 2008. We were advised that the Commission had no further comment to the Registration Statements. However, because the Company did not timely file its Quarterly Report on Form 10-Q for the period ended November 30, 2007, we were advised that we would have to file a Pre-Effective Amendment No. 3 to each of the Registration Statements to update the "Incorporation by Reference" section in each of the Registration Statements to include the Quarterly Report on Form 10-Q for the period ended November 30, 2007. That quarterly report was filed on January 24, 2008. Accordingly, among other items that were updated, the "Incorporation by Reference" section in each of the Registration Statements was revised to include the Quarterly Report on Form 10-Q for the period ended November 30, 2007.

     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James A. Mercer III of Duane Morris LLP, our outside legal counsel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer